January 9, 2026

Shawn Matthews
Chief Executive Officer
HCM IV Acquisition Corp.
100 First Stamford Place, Suite 330
Stamford, CT 06902

       Re: HCM IV Acquisition Corp.
           Registration Statement on Form S-1
           Filed November 7, 2025
           Amendment No. 1 Registration Statement on Form S-1
           Filed November 25, 2025
           File No. 333-291343
Dear Shawn Matthews:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 Registration Statement on Form S-1 filed November 25, 2025 Summary, page 1

1. On page 8 where you discuss your sponsor and your officers and directors sponsoring or forming other special purpose acquisition companies, please expand to disclose the conflicts of interest relating to the involvement of Messrs. Matthews, Bischoff, and
       Donohoe with HCM III Acquisition Corp. and HCM III's current searching for a target business to complete its initial business combination. Please also expand to address how business combination opportunities are allocated among SPACs. In this regard, we note your statement on page 8 and elsewhere that your officers and directors intend to first present to you any potential business combination
 January 9, 2026
Page 2

       opportunities suitable for a SPAC prior to any similar entity. Refer to
Item 1602(b)(7)
       of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Kevin E. Manz